SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME
SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION

(Registrant)

By:	/S/ TERUHISA TOKUNAKA

Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date: October 28th, 2002

List of materials

Documents attached hereto:

i)	Press Release regarding the Consolidated Financial Results for the Second Quarter ended September 30, 2002.

SONY
News & Information

6-7-35 Kitashinagawa
Shinagawa-ku
Tokyo 141-0001 Japan

Consolidated Financial Results for the Second Quarter ended September 30, 2002

No: 02-047E
3:00 P.M. JST, October 28, 2002

Large Improvement in Consolidated Operating and Net Income
Electronics and Game Segments Contribute to Improved Profitability

Tokyo, October 28, 2002—Sony Corporation announced today its consolidated results for the second quarter ended September 30, 2002 (July 1, 2002 to September 30, 2002).

Highlights

•
Despite relatively flat sales year on year of ¥1,789.7 billion ($14.7 billion), Sony was able to achieve operating income of ¥50.5 billion ($414 million) and net income of ¥44.1 billion ($361 million) compared to an operating loss and net loss recorded in the same quarter of the previous year—a significant improvement in profitability.

•
In the Electronics business, while sales decreased, the contribution to profit of the consumer AV business and the benefit of improvements in profitability from business unit restructuring, primarily in the components business, resulted in a significant improvement in operating performance compared with the previous year and the recording of operating income. The mobile phone business that recorded operating losses in the same quarter of the previous year was transferred to Sony Ericsson Mobile Communications, AB (“SEMC”), an affiliate accounted for by the equity method. Sony recorded an equity loss from SEMC in this quarter.

•	In the Game business, an increase in unit sales of both hardware and software in Europe and the U.S. yielded an increase in both sales and profit.

•
In the Pictures business, the strong theatrical performance from a number of films, including Men in Black II, Mr. Deeds and xXx, contributed to a large increase in sales. However, higher advertising and promotion expenses incurred in support of a greater number of major summer releases resulted in a decline in operating income.

•
As a result of the decision to merge with Aiwa Co., Ltd. (“Aiwa”), Sony recognized a tax benefit of ¥46.5 billion ($381 million) due to the reversal of valuation allowances on deferred tax assets held by Aiwa. The effect of this adjustment, net of a minority interest in income of consolidated subsidiaries therein of ¥10.4 billion ($85 million), was a positive impact to net income of ¥36.1 billion ($296 million).

•
Cash flow significantly improved compared with the same period of the previous year due to an increase in the operating income of the Electronics and Game businesses, a prioritization of investments in the Electronics business and a decrease in funds used for operations. As a result, total interest-bearing debt significantly decreased.

•
Sony revised downward by ¥100 billion to ¥7,600 billion ($62 billion) its sales forecast for the fiscal year ending March 31, 2003, announced in July. Operating income and income before income taxes remained unchanged while net income was revised upward by ¥30 billion to ¥180 billion ($1.5 billion).

	Second quarter ended September 30
	2001	2002	Change	2002*
	(Billions of yen, millions of U.S. dollars, except per share amounts)
Sales and operating revenue	¥1,780.9	¥1,789.7	+0.5%	$14,669
Operating income (loss)	(3.4)	50.5	—	414
Income before income taxes	0.6	48.8	+7,903	400
Net income (loss)	(13.2)	44.1	—	361
Net income (loss) per share for common stock
—Basic	¥(14.34)	¥47.89	—	$0.39
—Diluted	(14.34)	44.70	—	0.37

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥122=U.S.$1, the approximate Tokyo foreign exchange market rate as of September 30, 2002.

Remarks by Nobuyuki Idei, Chairman and CEO of Sony Corporation

During the second quarter of this fiscal year which began so well for Sony, we achieved a significant improvement in profitability compared with the same quarter of the previous year.

Especially in the Electronics business, strong sales of consumer AV products, a recovery in our semiconductor and components businesses, and the positive impact of the restructuring activities that we accelerated since last year caused a steady improvement in profitability. In the Game business, we achieved an increase in sales and operating income, and our PS 2 business continued its remarkable expansion.

However, looking forward to the second half of the fiscal year ending March 31, 2003, we are concerned that consumer confidence may deteriorate even further. To deal with this environment, we will strive to improve profitability further by restructuring and reducing investment, offering more network-capable products that will drive future growth, and enhancing our brand strategy through the merger with Aiwa.

Consolidated Results for the Second Quarter

Note I: During the second quarter ended September 30, 2002, the average value of the yen was ¥118.2 against the U.S. dollar and ¥115.8 against the euro, which was 2.1% higher against the U.S. dollar and 7.8% lower against the euro, compared with the average rate for the second quarter of the previous fiscal year. Operating results on a local currency basis described in the following pages reflect sales and operating revenue (“sales”) and operating income (loss) obtained by applying the yen’s average exchange rate in the second quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the second quarter of the current fiscal year. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

Note II: Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration and Electronics segment product category configuration. In accordance with this realignment, results of the second quarter of the previous fiscal year have been reclassified to conform to the presentation for the second quarter ended September 30, 2002. Sales of related businesses in the Network Application and Contents Service Sector (“NACS”), established in April 2002 to enhance network businesses, are included in the “Other” segment. In addition to Sony Communication Network Corporation, which was originally contained in the “Other” segment, NACS-related businesses include an in-house oriented information system service business, a subscriber-based wireless access system (“WLL”) business and an IC card business formerly contained in the “Other” category of the Electronics segment.

Note III: On October 1, 2002, Sony implemented a share exchange as a result of which Aiwa Co., Ltd. became a wholly-owned subsidiary, and signed a merger agreement to absorb Aiwa by merger on December 1, 2002. As a result of this share exchange, Sony issued 2,502,491 new shares, and additional paid-in capital increased ¥15.8 billion.

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,789.7 billion ($14.7 billion), almost flat year on year (flat on a local currency basis).

•	Increased sales in the Pictures and Financial Services segments offset decreased sales in the Electronics segment.

In terms of profitability, operating income of ¥50.5 billion ($414 million) was recorded compared with an operating loss of ¥3.4 billion, an improvement of ¥53.9 billion year on year.

•
Operating performance in the Electronics segment improved a significant ¥49.6 billion from an operating loss recorded in the same quarter of the previous year. Operating income in the Game segment increased ¥20.7 billion. On the other hand, operating income in the Pictures segment decreased ¥12.2 billion.

•
Selling, general and administrative expenses increased ¥10.2 billion primarily due to an increase in advertising and marketing expenses. Although such expenses decreased in the Electronics business, they increased significantly in the Pictures business.

Income before income taxes was ¥48.8 billion ($400 million), an increase of ¥48.2 billion, or 7,903%, year on year.

•	Income before income taxes increased because operating income increased ¥53.9 billion and other income increased ¥1.3 billion despite a ¥7.0 billion increase in other expenses.

→
Other expenses increased because a ¥6.3 billion ($52 million) foreign exchange loss was recorded during the quarter, compared with a ¥4.4 billion foreign exchange gain recorded in other income in the same quarter of the previous year, and because loss on devaluation of securities investments increased ¥2.7 billion.

~	Partially offsetting the increase in other expenses was a ¥4.1 billion decrease in interest expense.

→
The primary reasons for the increase in other income were a recording of ¥3.5 billion ($29 million) in gain on sale of securities investments and a ¥2.7 billion increase in royalty income, despite the absence of the ¥4.4 billion foreign exchange gain mentioned above.

Net income of ¥44.1 billion ($361 million) was recorded, compared with a net loss of ¥13.2 billion in the same quarter of the previous year, an improvement of ¥57.2 billion year on year.

•	The significant improvement occurred as a result of the increase in income before income taxes discussed above and a decrease in income taxes.

→
Income taxes decreased ¥29.7 billion, changing from a tax expense of ¥14.8 billion recorded in the same quarter of the previous year to a tax benefit of ¥14.9 billion ($122 million). This was because a tax benefit of ¥46.5 billion ($381 million) was recorded due to the reversal of valuation allowances on deferred tax assets held by Aiwa Co., Ltd. (“Aiwa”) because these assets became recoverable as a result of Sony’s decision to merge with Aiwa.

•	Partially offsetting the improvement was the recording of a minority interest in income of consolidated subsidiaries and an increase in equity in net losses of affiliated companies.

→
The increase in minority interest in income of Aiwa that resulted from the recognition of the tax benefit mentioned above was ¥10.4 billion ($85 million). As a result, minority interest in income of consolidated companies amounted to ¥8.4 billion ($68 million) compared with a minority interest in loss of consolidated companies of ¥5.7 billion recorded in the same quarter of the previous year.

→
Equity in net losses of affiliated companies increased ¥6.7 billion to ¥11.3 billion ($93 million) primarily because Sony recorded a ¥5.4 billion ($44 million) loss for its portion of the loss generated by Sony Ericsson Mobile Communications, AB, a mobile handset joint venture established in October 2001.

Operating Performance Highlights by Business Segment

Note IV: “Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note V: Sales of mobile handsets are no longer recorded in the “Information and Communications” product category of the Electronics segment as of the second half of the previous fiscal year. From the second half of the previous fiscal year, sales of mobile handsets manufactured for Sony Ericsson Mobile Communications, AB, established in October 2001, are recorded in the “Other” product category of the Electronics segment.

Electronics

	Second quarter ended September 30
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥1,274.2	¥1,228.0	-3.6%	$10,066
Operating income (loss)	(23.3)	26.3	—	215

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,228.0 billion ($10 billion), a decrease of 3.6% year on year (4% decrease on a local currency basis).

•	On a product category basis, sales increased in “Semiconductors” by 13.2%, in “Video” by 4.3%, and in “Components” by 2.3%.

•	Sales decreased in “Audio” by 9.9%, “Information and Communications” (excluding the sales of the mobile phone business in the previous year) by 8.7%, and in “Televisions” by 0.8%.

→	On a local currency basis:

~
Products with significant increases in sales were digital still cameras (“Cybershot”), desktop VAIO PCs, semiconductors (especially LCDs for camcorder use and CCDs for digital still camera use), and personal digital assistants (“CLIÉ”).

~
Products with significant decreases in sales were mobile phones (see Note V on page 3), computer displays, and home telephones from which Sony withdrew (home use telephones were contained in the “Audio” category).

~	On a geographic basis, sales in Other areas increased, while sales in Japan, the U.S. and Europe decreased.

In terms of profitability, operating income of ¥26.3 billion ($215 million) was recorded compared with an operating loss of ¥23.3 billion in the same quarter of the previous year, an improvement of ¥49.6 billion.

•	In addition to the strong performance of consumer AV products, the following factors led to the significant change from loss to profit:

→	An improvement in profitability from the rationalization and downsizing of loss-making businesses (primarily in the components business, including CRTs) and a reduction in fixed costs.

→	The mobile phone business that recorded operating losses in the same quarter of the previous year became an equity affiliate as a result of the establishment of the joint venture with Ericsson.

→	A decrease in selling, general and administrative expenses including advertising and marketing expenses and personnel expenses.

•
On a product category basis, “Video,” in which unit sales of digital still cameras increased, and “Audio,” in which unit sales of CD Walkman increased and restructuring initiatives took effect, increased in profitability. “Components,” in which restructuring initiatives resulted in the improvement of the CRTs for display, optical pick-ups, battery and recording media businesses, and “Semiconductors,” which enjoyed an increase in demand for CCDs used in digital still cameras, changed from loss to profit.

Regarding the performance during the quarter of Aiwa Co., Ltd. (“Aiwa”), sales decreased and operating loss decreased slightly. Sony took Aiwa private on October 1, 2002 (see Note III on page 2).

Inventory as of September 30, 2002 was ¥595.6 billion ($4,882 million), a ¥175.2 billion, or 22.7%, decrease compared with the level as of September 30, 2001.

Game

	Second quarter ended September 30
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥242.8	¥250.4	+ 3.1%	$2,052
Operating income	4.1	24.8	508.4	203

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥250.4 billion ($2,052 million), an increase of 3.1% compared with the same quarter of the previous year (2% increase on a local currency basis).

•	Software sales and hardware sales increased compared with the same quarter of the previous year.

→	Software sales increased in Europe and the U.S., but decreased in Japan.

→	Hardware sales increased in Europe and the U.S. as unit sales of PlayStation 2 (“PS 2”) hardware increased, while hardware sales decreased in Japan as unit sales decreased.

•	Worldwide hardware production shipments:*

→	PS 2: 8.29 million units (an increase of 3.67 million units)

→	PS one: 1.90 million units (a decrease of 0.92 million units)

•	Worldwide software production shipments:*

→	PS 2: 42.00 million units (an increase of 19.30 million units)

→	PlayStation: 16.00 million units (a decrease of 3.00 million units)

*	Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases.
Sales	of such products are recognized when the products are delivered to customers.

Operating income was ¥24.8 billion ($203 million), an increase of ¥20.7 billion, or 508.4%, year on year (416% increase on a local currency basis).

•	An improvement in the profitability of PS 2 hardware due to lower manufacturing costs, and strong software sales especially in Europe and the U.S., led to the increase in operating income.

Inventory as of September 30, 2002 was ¥167.2 billion ($1,370 million), a ¥24.5 billion, or 12.8%, decrease compared with the level as of September 30, 2001.

Music

	Second quarter ended September 30
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥138.3	¥147.9	+ 6.9%	$1,212
Operating income (loss)	(5.3)	(5.6)	—	(46)

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. (“SMEI”), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan based operation which aggregates results in yen. Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as on “a U.S. dollar basis.”

Sales were ¥147.9 billion ($1,212 million), an increase of 6.9% year on year (8% increase on a local currency basis). Of the Music segment’s sales, 71% were generated by SMEI, and 29% were generated by SMEJ.

•	SMEI’s sales (on a U.S. dollar basis) increased 15%.

→	The sales increase was due to higher manufacturing sales of DVD software to the Pictures and Game segments.

→
Despite the continued contraction of the global music industry brought on by digital piracy and other factors, SMEI increased its album sales during the quarter resulting in an increase in market share.

→	Best selling albums included Bruce Springsteen’s The Rising and Dixie Chicks’ Home.

•	SMEJ’s sales decreased 5%.

→	Sales decreased because, in addition to a slight decrease in album sales, sales of books and miscellaneous items at certain subsidiaries declined.

→	Best selling albums included Mika Nakashima’s TRUE and Chitose Hajime’s Hainumikaze.

In terms of profitability, an operating loss of ¥5.6 billion ($46 million) was recorded compared with an operating loss of ¥5.3 billion in the same quarter of the previous year.

•	SMEI’s operating loss (on a U.S. dollar basis) increased compared to the same quarter of the previous year.

→
The loss was impacted by increased costs incurred for ongoing restructuring activities, including the closure and consolidation of certain international distribution facilities and worldwide headcount reductions.

→	Operating results were negatively impacted by higher talent-related costs.

→	Partially offsetting the increased loss were higher profits from the DVD software manufacturing mentioned above and the benefit of aggressive worldwide restructuring and cost reduction initiatives.

•	SMEJ recorded operating income compared with an operating loss in the same quarter of the previous year.

→	Despite the lower sales, profitability improved due to contributions from the best selling albums TRUE and Hainumikaze and a reduction in operating expenses.

In August 2002, SMEI’s joint venture publishing company Sony/ATV Music Publishing LLC purchased from Gaylord Entertainment Company the music publishing catalogue and real estate of Acuff-Rose, a music publishing business, for $157 million in cash.

Pictures

	Second quarter ended September 30
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥146.5	¥185.6	+ 26.6%	$1,521
Operating income	22.1	9.9	- 55.2	81

The results presented above are a yen translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as on “a U.S. dollar basis.”

Sales were ¥185.6 billion ($1,521 million), an increase of 26.6% year on year (29% increase on a U.S. dollar basis).

•	The reasons for the increase in sales (on a U.S. dollar basis) were:

→
The strong worldwide theatrical performance of current year releases including Spider-Man, Men in Black II, Mr. Deeds and xXx, each of which exceeded $100 million at the worldwide box office during the quarter.

~	Worldwide box office for Spider-Man, the highest grossing film in SPE’s history, has surpassed $800 million since its release in May.

→	Higher television syndication sales, primarily from cable sales of VIP and Seinfeld.

•	The increase in sales was partially offset (on a U.S. dollar basis) by:

→
Lower DVD and VHS title revenues due to fewer releases this quarter as compared to the same quarter of the previous fiscal year, despite the successful releases of Panic Room and Resident Evil in the current quarter.

Operating income was ¥9.9 billion ($81 million), a decrease of ¥12.2 billion, or 55.2% year on year (55% decrease on a U.S. dollar basis).

•	The reasons for the decline in profitability (on a U.S. dollar basis) were:

→
Much higher advertising and promotion expenses incurred during the quarter in support of the greater number of major summer releases. These expenditures are expensed when incurred, while a significant portion of the revenue from these releases will be realized in subsequent periods in the home entertainment and other ancillary markets.

→	Disappointing U.S. box office performance of Stuart Little 2, Stealing Harvard and Trapped.

→	Fewer major DVD and VHS title releases during the quarter.

→	The results for the same quarter of the previous year were favorably impacted by recognition of an insurance recovery for prior film losses.

•	Partially offsetting the decline in profitability (on a U.S. dollar basis) was:

→	Increased profit contributions in the second quarter from current year releases, including Spider-Man and Men in Black II.

→	Higher television operating income from the syndication sales of Seinfeld.

Financial Services

	Second quarter ended September 30
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Financial service revenue	¥109.8	¥129.1	+ 17.5%	$1,058
Operating income (loss)	(0.3)	5.9	—	48

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial service revenue was ¥129.1 billion ($1,058 million), an increase of 17.5% year on year.

•
Revenue at Sony Life Insurance Co., Ltd. (“Sony Life”) increased primarily due to an increase in insurance revenue brought on by an increase in insurance-in-force, an improvement in valuation gains and losses from investment under separate account for variable life insurance and variable annuity products, and a reduction in the amount of the decrease in valuation gains on conversion rights for convertible bonds. Valuation gains and losses from investment under separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

•	In addition, the following factors affected the results of the Financial Services segment:

→	Revenue at Sony Assurance Inc. increased significantly due to an increase in insurance revenue brought about by an expansion of newly acquired insurance-in-force.

→	Revenue at Sony Finance International, Inc. (“Sony Finance”) increased slightly as a result of an increase in leasing and other revenue, despite a decrease in revenues from rent.

→	Revenue at Sony Bank increased only slightly due to a reduction in gains and losses from investment.

In terms of profitability, operating income of ¥5.9 billion ($48 million) was recorded compared with an operating loss of ¥0.3 billion in the same quarter of the previous year, an improvement of ¥6.2 billion year on year.

•	Operating income at Sony Life increased mainly due to the increase in insurance revenue, and a reduction in the amount of the decrease of valuation gains on conversion rights for convertible bonds.

•	In addition, the following factors affected the results of the Financial Services segment:

→	Sony Assurance Inc. recorded slight losses despite an improvement in profitability brought on by the increase in insurance revenue.

→	Losses were recorded at Sony Finance due to a deterioration of profitability brought about by an increase in operating expenses, despite the increase in leasing and other revenue.

→	Sony Bank, which began operations in June 2001, recorded a loss due to start-up expenses.

Other

	Second quarter ended September 30
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥50.6	¥61.9	+22.3%	$507
Operating income (loss)	(3.6)	(7.8)	—	(64)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥61.9 billion ($507 million), an increase of 22.3% year on year.

•	Sales of NACS-related businesses (see Note II on page 2) and sales at the advertising agency business subsidiary in Japan increased.

In terms of profitability, an operating loss of ¥7.8 billion ($64 million) was recorded compared with an operating loss of ¥3.6 billion in the same quarter of the previous year, a deterioration of ¥4.2 billion year on year.

•
Loss increased at NACS-related businesses in the aggregate, mainly because of losses incurred in conjunction with the creation of a platform business for the networked era, although operating income was recorded at Sony Communication Network Corporation.

Cash Flow

	Six months ended September 30
	2001	2002	Difference	2002
	(Billions of yen, millions of U.S. dollars)
Cash flow
— From operating activities	(¥120.0)	¥252.0	¥+372.0	$2,066
— From investing activities	(403.7)	(251.1)	+152.6	(2,059)
— From financing activities	666.2	(21.6)	-687.9	(177)
Cash and cash equivalents as of September 30	741.6	643.0	-98.6	5,271

Cash provided by operating activities was ¥252.0 billion ($2,066 million), an increase of ¥372.0 billion.

•
While uses of cash, including an increase in inventories in the Electronics and Game businesses, took place during the six months, the contribution to profit of the Electronics and Game business, which exhibited improvements in operating performance, and an increase in notes and accounts payable caused cash generated to exceed expenditures.

•
Although notes and accounts receivable changed from a decrease to an increase, leading to a decrease in cash provided by operating activities, an increase in the operating income of the Electronics and Game businesses and a change from a decrease to an increase in notes and accounts payable contributed to the significant increase in cash provided by operating activities compared with the same period of the previous year.

Cash used in investing activities was ¥251.1 billion ($2,059 million), a decrease of ¥152.6 billion.

•
The use of cash derived primarily from the fact that, reflecting an increase in assets under management in the life insurance and banking businesses, investments and advances of ¥462.8 billion ($3,793 million) exceeded sales and maturities of securities investments and collections of advances of ¥242.3 billion ($1,986 million) in the Financial Services business.

•
In addition, ¥136.4 billion ($1,118 million), compared with ¥220.2 billion in the same period of the previous year, was used to purchase fixed assets, primarily in the Electronics business, which is continuing to engage in the prioritization of investments, and ¥18.5 billion* was invested in Acuff-Rose, a music publishing business.

•
On the other hand, cash proceeds of ¥122.2 billion ($1,002 million) from the sales of securities investments and collections of advances, including ¥88.4 billion* from the sale of equity in Telemundo and ¥17.8 billion ($146 million) from the sale of equity in CHC were realized. (*The U.S. dollar amount of the cash payment recorded for the purchase of Acuff-Rose was $157 million and the U.S. dollar amount of the cash proceeds recorded on the sale of Telemundo was $679 million.)

Cash used in financing activities was ¥21.6 billion ($177 million) compared to ¥666.2 billion of cash provided by financing activities in the same quarter of the previous year.

•	Although cash was provided by an increase in deposits from customers in the banking business, cash was used during the six months to pay down borrowings of the Sony group as a whole.

Outlook for the Fiscal Year ending March 31, 2003

We believe that the business environment in which Sony operates will become even more difficult because uncertainty regarding economic recovery is increasing and consumer confidence is waning. Due to this belief, we have revised our July forecast for sales from ¥7,700 billion to ¥7,600 billion, mainly because we believe market conditions in our Electronics segment will deteriorate in the second half of the fiscal year. However, we have made no change to our forecast for operating income and income before income taxes because we believe improvements in operations (such as materials cost reductions in the Electronics business) and a revision in our yen to dollar exchange rate assumption to reflect the depreciation of the yen will have a positive effect on profitability.

We have revised our July forecast for net income from ¥150 billion to ¥180 billion mainly due to the tax benefit made possible by the recording of deferred tax assets held at Aiwa Co., Ltd., scheduled to be merged with Sony in December 2002.

Change from previous year
Sales and operating revenue	¥7,600 billion	Unchanged
Operating income	280 billion	+ 108%
Income before income taxes	310 billion	+ 234
Net income	180 billion	+ 1,076

Assumed exchange rates from the third quarter: approximately ¥120 to the dollar and ¥115 to the euro. (Exchange rates assumed in July: approximately ¥115 to the dollar and ¥115 to the euro.)

No change was made in capital expenditures and depreciation and amortization.

Capital expenditures (additions to fixed assets)	¥280 billion	-14%
Depreciation and amortization*	350 billion	-1
(Depreciation expenses for tangible assets	260 billion	-13)

*	Including amortization of intangible assets and amortization of deferred insurance acquisition costs.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses); (iv) Sony’s ability to implement successfully the restructuring initiatives in its Electronics, Music and Pictures businesses and its network strategy for its Electronics, Music and Pictures businesses; (v) Sony’s ability to compete and develop and implement successful sales and distribution strategies in light of Internet and other technological developments in its Music and Pictures businesses; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments (particularly in the Electronics business); (vii) the success of Sony’s joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:
Tokyo	New York	London
Takeshi Sudo	Yas Hasegawa/Chris Hohman	Hanako Muto/Vanessa Jubenot
+ 81-(0)3-5448-2180	+1-212-833-6820/5011	+ 44-(0)20-7426-8760/8606

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Business Segment Information (Unaudited)

	Three months ended September 30
Sales and operating revenue	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Electronics
Customers	¥1,140,579	¥1,077,699	-5.5%	$8,834
Intersegment	133,616	150,330		1,232

Total	1,274,195	1,228,029	-3.6	10,066
Game
Customers	239,152	245,997	+2.9	2,016
Intersegment	3,643	4,394		36

Total	242,795	250,391	+3.1	2,052
Music
Customers	125,390	127,414	+1.6	1,044
Intersegment	12,931	20,464		168

Total	138,321	147,878	+6.9	1,212
Pictures
Customers	146,539	185,569	+26.6	1,521
Intersegment	0	0		0

Total	146,539	185,569	+26.6	1,521
Financial Services
Customers	102,627	122,011	+18.9	1,000
Intersegment	7,209	7,046		58

Total	109,836	129,057	+17.5	1,058
Other
Customers	26,618	31,040	+16.6	254
Intersegment	23,985	30,871		253

Total	50,603	61,911	+22.3	507
Elimination	(181,384)	(213,105)	—	(1,747)

Consolidated total	¥1,780,905	¥1,789,730	+0.5%	$14,669

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2001	2002	Change	2002
Electronics	¥(23,299)	¥26,252	—%	$215
Game	4,074	24,785	+508.4	203
Music	(5,255)	(5,623)	—	(46)
Pictures	22,078	9,901	-55.2	81
Financial Services	(339)	5,891	—	48
Other	(3,602)	(7,825)	—	(64)

Total	(6,343)	53,381	—	437
Corporate and elimination	2,952	(2,860)	—	(23)

Consolidated total	¥(3,391)	¥50,521	—%	$414

Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration.

In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the current year.

	Six months ended September 30
Sales and operating revenue	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Electronics
Customers	¥2,208,866	¥2,204,419	-0.2%	$18,069
Intersegment	285,361	242,488		1,988

Total	2,494,227	2,446,907	-1.9	20,057
Game
Customers	390,042	395,532	+1.4	3,242
Intersegment	7,694	8,038		66

Total	397,736	403,570	+1.5	3,308
Music
Customers	258,980	249,244	-3.8	2,043
Intersegment	24,649	35,802		293

Total	283,629	285,046	+0.5	2,336
Pictures
Customers	282,707	359,198	+27.1	2,944
Intersegment	0	0		0

Total	282,707	359,198	+27.1	2,944
Financial Services
Customers	222,227	244,361	+10.0	2,003
Intersegment	14,183	13,865		114

Total	236,410	258,226	+9.2	2,117
Other
Customers	51,579	58,782	+14.0	482
Intersegment	45,186	58,126		476

Total	96,765	116,908	+20.8	958
Elimination	(377,073)	(358,319)	—	(2,937)

Consolidated total	¥3,414,401	¥3,511,536	+2.8%	$28,783

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2001	2002	Change	2002
Electronics	¥(21,820)	¥75,378	—%	$618
Game	947	27,358	+2,788.9	224
Music	(864)	(15,875)	—	(130)
Pictures	19,368	19,167	-1.0	157
Financial Services	9,283	16,757	+80.5	137
Other	(7,949)	(14,647)	—	(120)

Total	(1,035)	108,138	—	886
Corporate and elimination	647	(5,747)	—	(47)

Consolidated total	¥(388)	¥102,391	—%	$839

Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration.

In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the current year.

Electronics Sales and Operating Revenue to Customers by Product Category

	Three months ended September 30
Sales and operating revenue	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Audio	¥190,809	¥171,917	-9.9%	$1,409
Video	199,275	207,824	+4.3	1,703
Televisions	189,576	188,029	-0.8	1,541
Information and Communications	283,021	212,434	-24.9	1,741
Semiconductors	45,118	51,059	+13.2	419
Components	127,586	130,558	+2.3	1,070
Other	105,194	115,878	+10.2	951

Total	¥1,140,579	¥1,077,699	-5.5%	$8,834

	Six months ended September 30
Sales and operating revenue	2001	2002	Change	2002
Audio	¥360,651	¥333,397	-7.6%	$2,733
Video	399,231	419,188	+5.0	3,436
Televisions	342,045	382,727	+11.9	3,137
Information and Communications	547,014	464,023	-15.2	3,803
Semiconductors	97,372	99,413	+2.1	815
Components	249,368	259,557	+4.1	2,128
Other	213,185	246,114	+15.4	2,017

Total	¥2,208,866	¥2,204,419	-0.2%	$18,069

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-1 F-2. The Electronics business is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2002, Sony has partly realigned its product category configuration in the Electronics business. In accordance with this change, results of the previous year have been reclassified to conform to the presentations for the current year.

Sales of mobile phones are no longer recorded in the “Information and Communications” category as of the third quarter ended December 31, 2001. From the third quarter of the previous year, sales of mobile phones manufactured for Sony Ericsson Mobile Communications, AB are recorded in the “Other” product category.

Geographic Segment Information (Unaudited)

	Three months ended September 30
Sales and operating revenue	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Japan	¥522,336	¥495,870	-5.1%	$4,064
United States	608,736	615,611	+1.1	5,046
Europe	351,954	365,708	+3.9	2,997
Other Areas	297,879	312,541	+4.9	2,562

Total	¥1,780,905	¥1,789,730	+0.5%	$14,669

	Six months ended September 30
Sales and operating revenue	2001	2002	Change	2002
Japan	¥1,055,093	¥999,004	-5.3%	$8,189
United States	1,111,410	1,173,825	+5.6	9,622
Europe	662,531	711,435	+7.4	5,830
Other Areas	585,367	627,272	+7.2	5,142

Total	¥3,414,401	¥3,511,536	+2.8%	$28,783

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)

	Three months ended September 30
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars, except per share amounts)
Sales and operating revenue			%
Net sales	¥1,668,871	¥1,657,050		$13,582
Financial service revenue	102,627	122,011		1,000
Other operating revenue	9,407	10,669		87

	1,780,905	1,789,730	+0.5	14,669
Costs and expenses
Cost of sales	1,263,204	1,194,772		9,793
Selling, general and administrative	418,127	428,317		3,510
Financial service expenses	102,965	116,120		952

	1,784,296	1,739,209		14,255
Operating income (loss)	(3,391)	50,521	—	414
Other income
Interest and dividends	3,544	2,883		24
Royalty income	8,718	11,376		93
Foreign exchange gain, net	4,408	—		—
Gain on sale of securities investments, net	—	3,509		29
Other	9,506	9,676		79

	26,176	27,444		225
Other expenses
Interest	10,615	6,560		54
Loss on devaluation of securities investments	2,023	4,681		38
Foreign exchange loss, net	—	6,326		52
Other	9,537	11,578		95

	22,175	29,145		239

Income before income taxes	610	48,820	+7,903.3	400
Income taxes	14,814	(14,926)		(122)

Income (loss) before minority interest and equity in net losses of affiliated companies	(14,204)	63,746	—	522
Minority interest in income (loss) of consolidated subsidiaries	(5,715)	8,350		68
Equity in net losses of affiliated companies	4,688	11,345		93

Net income (loss)	¥(13,177)	¥44,051	—	$361

Per share data:
Common stock
Net income (loss)
—Basic	¥(14.34)	¥47.89	—	$0.39
—Diluted	(14.34)	44.70	—	0.37
Subsidiary tracking stock
Net income (loss)
—Basic	(0.58)	19.47	—	0.16

Consolidated Statements of Income (Unaudited)

	Six months ended September 30
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars, except per share amounts)
Sales and operating revenue			%
Net sales	¥3,175,263	¥3,246,208		$26,608
Financial service revenue	222,227	244,361		2,003
Other operating revenue	16,911	20,967		172

	3,414,401	3,511,536	+2.8	28,783
Costs and expenses
Cost of sales	2,375,860	2,331,021		19,107
Selling, general and administrative	825,986	850,520		6,971
Financial service expenses	212,943	227,604		1,866

	3,414,789	3,409,145		27,944
Operating income (loss)	(388)	102,391	—	839
Other income
Interest and dividends	7,645	6,821		56
Royalty income	13,894	16,665		137
Gain on sale of securities investments, net	—	71,875		589
Other	21,235	16,663		136

	42,774	112,024		918
Other expenses
Interest	22,697	13,390		110
Loss on devaluation of securities investments	10,826	16,205		133
Foreign exchange loss, net	215	648		5
Other	22,365	18,709		153

	56,103	48,952		401

Income (loss) before income taxes	(13,717)	165,463	—	1,356
Income taxes	35,081	38,707		317

Income (loss) before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	(48,798)	126,756	—	1,039
Minority interest in income (loss) of consolidated subsidiaries	(8,929)	5,743		47
Equity in net losses of affiliated companies	9,364	19,781		162

Income (loss) before cumulative effect of accounting changes	(49,233)	101,232	—	830
Cumulative effect of accounting changes (2001:Net of income taxes of ¥2,975 million)	5,978	—		—

Net income (loss)	¥(43,255)	¥101,232	—	$830

Per share data:
Common stock
Income (loss) before cumulative effect of accounting changes
— Basic	¥(53.60)	¥110.12	—	$0.90
—Diluted	(53.60)	102.60	—	0.84
Net income (loss)
—Basic	(47.09)	110.12	—	0.90
—Diluted	(47.09)	102.60	—	0.84
Subsidiary tracking stock Net income (loss)
—Basic	(0.84)	26.77	—	0.22

Additional Paid-in Capital and Retained Earnings (Unaudited)

The following information shows change in additional paid-in capital for the six months ended September 30, 2002 and change in retained earnings for the six months ended September 30, 2001 and 2002.

Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Six months ended September 30
	2002	2002
	(Millions of yen, millions of U.S. dollars)
Additional Paid-in Capital:
Balance, beginning of year	¥968,223	$7,936
Conversion of convertible bonds	118	1
Reissuance of treasury stock	12	0
Balance, as of September 30	968,353	7,937

	Six months ended September 30
	2001	2002	2002
	(Millions of yen, millions of U.S. dollars)
Retained earnings:
Balance, beginning of year	¥1,217,110	¥1,209,262	$9,912
Net income	(43,255)	101,232	830
Cash dividends	(11,496)	(11,497)	(95)
Common stock issue costs, net of tax	(162)	(4)	0
Balance, as of September 30	1,162,197	1,298,993	10,647

Consolidated Balance Sheets (Unaudited)

	September 30 2001	March 31 2002	September 30 2002	September 30 2002
	(Millions of yen, millions of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	¥741,563	¥683,800	¥643,037	$5,271
Time deposits	5,053	5,176	5,713	47
Marketable securities	157,003	162,147	168,318	1,380
Notes and accounts receivable, trade	1,300,254	1,363,652	1,325,130	10,862
Allowance for doubtful accounts and sales returns	(112,019)	(120,826)	(110,734)	(908)
Inventories	1,007,580	673,437	812,724	6,662
Deferred income taxes	144,931	134,299	142,383	1,167
Prepaid expenses and other current assets	410,075	435,527	546,928	4,482

	3,654,440	3,337,212	3,533,499	28,963
Film costs	316,546	313,054	286,321	2,347
Investments and advances:
Affiliated companies	103,682	131,068	81,435	668
Securities investments and other	1,395,973	1,566,739	1,659,247	13,600

	1,499,655	1,697,807	1,740,682	14,268
Property, plant and equipment:
Land	184,429	195,292	192,333	1,577
Buildings	842,147	891,436	875,551	7,177
Machinery and equipment	2,160,719	2,216,347	2,131,273	17,469
Construction in progress	96,832	66,825	58,000	475
Less–Accumulated depreciation	(1,866,414)	(1,958,234)	(1,919,220)	(15,731)

	1,417,713	1,411,666	1,337,937	10,967
Other assets:
Intangibles, net	223,860	245,639	259,105	2,124
Goodwill	300,107	317,240	297,388	2,438
Deferred insurance acquisition costs	286,947	308,204	320,631	2,628
Other	450,745	554,973	639,468	5,241

	1,261,659	1,426,056	1,516,592	12,431

	¥8,150,013	¥8,185,795	¥8,415,031	$68,976

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥756,912	¥113,277	¥43,038	$353
Current portion of long-term debt	59,987	240,786	223,269	1,830
Notes and accounts payable, trade	788,583	767,625	878,012	7,197
Accounts payable, other and accrued expenses	745,413	869,533	867,575	7,111
Accrued income and other taxes	94,079	105,470	112,027	918
Deposits from customers in the banking business	34,302	106,472	177,551	1,455
Other	364,300	355,333	355,633	2,916

	2,843,576	2,558,496	2,657,105	21,780
Long-term liabilities:
Long-term debt	955,839	838,617	823,295	6,748
Accrued pension and severance costs	223,632	299,089	307,932	2,524
Deferred income taxes	161,896	159,573	164,715	1,350
Future insurance policy benefits and other	1,495,064	1,680,418	1,796,587	14,726
Other	235,551	255,824	266,580	2,185

	3,071,982	3,233,521	3,359,109	27,533
Minority interest in consolidated subsidiaries	33,020	23,368	37,672	309
Stockholders’ equity:
Capital stock	476,028	476,106	476,224	3,903
Additional paid-in capital	968,144	968,223	968,353	7,937
Retained earnings	1,162,197	1,209,262	1,298,993	10,647
Accumulated other comprehensive income	(397,510)	(275,593)	(374,618)	(3,069)
Treasury stock, at cost	(7,424)	(7,588)	(7,807)	(64)

	2,201,435	2,370,410	2,361,145	19,354

	¥8,150,013	¥8,185,795	¥8,415,031	$68,976

Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30
	2001	2002	2002
	(Millions of yen, millions of U.S. dollars)
Cash flows from operating activities:
Net income (loss)	¥(43,255)	¥101,232	$830
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities—
Depreciation and amortization, including amortization of deferred insurance acquisition costs	167,576	166,968	1,369
Amortization of film costs	102,717	138,676	1,137
Accrual for pension and severance costs, less payments	3,661	10,390	85
Gain or loss on sale, disposal or impairment of long-lived assets, net	16,865	16,204	133
Gain on sales of securities investments, net	—	(71,875)	(589)
Deferred income taxes	(16,400)	(34,109)	(280)
Equity in net losses of affiliated companies, net of dividends	9,505	20,293	166
Cumulative effect of accounting changes	(5,978)	—	—
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	84,389	(24,953)	(205)
Increase in inventories	(77,261)	(150,766)	(1,236)
Increase in film costs	(132,907)	(137,025)	(1,123)
Increase (decrease) in notes and accounts payable, trade	(131,272)	120,541	988
Increase (decrease) in accrued income and other taxes	(42,113)	13,687	112
Increase in future insurance policy benefits and other	129,051	116,169	952
Increase in deferred insurance acquisition costs	(35,097)	(32,118)	(263)
Increase in marketable securities held in the insurance business for trading purpose	(58,375)	—	—
Changes in other current assets and liabilities, net	(83,503)	(35,833)	(294)
Other	(7,573)	34,541	284

Net cash provided by (used in) operating activities	(119,970)	252,022	2,066

Cash flows from investing activities:
Payments for purchases of fixed assets	(220,180)	(136,351)	(1,118)
Proceeds from sales of fixed assets	22,904	21,646	177
Payments for investments and advances by financial service business	(275,653)	(462,765)	(3,793)
Payments for investments and advances (other than financial service business)	(35,708)	(37,378)	(306)
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances by financial service business	85,248	242,325	1,986
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances (other than financial service business)	18,863	122,239	1,002
(Increase) decrease in time deposits	795	(857)	(7)

Net cash used in investing activities	(403,731)	(251,141)	(2,059)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	154,340	8,654	71
Payments of long-term debt	(120,885)	(22,775)	(187)
Increase (decrease) in short-term borrowings	582,853	(55,987)	(459)
Increase in deposits from customers in the banking business	34,302	70,984	582
Proceeds from issuance of subsidiary tracking stock	9,529	—	—
Dividends paid	(11,514)	(11,560)	(95)
Other	17,624	(10,956)	(89)

Net cash provided by (used in) financing activities	666,249	(21,640)	(177)

Effect of exchange rate changes on cash and cash equivalents	(8,230)	(20,004)	(164)

Net increase (decrease) in cash and cash equivalents	134,318	(40,763)	(334)
Cash and cash equivalents at beginning of the year	607,245	683,800	5,605

Cash and cash equivalents at end of the second quarter	¥741,563	¥643,037	$5,271

(Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥122 = U.S.$1, the approximate Tokyo foreign exchange market rate as of September 30, 2002.

2.	As of September 30, 2002, Sony had 1,052 consolidated subsidiaries. It has applied the equity accounting method in respect to its 81 affiliated companies.

3.
Sony calculates and presents per share data separately for Sony’s Common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards (“FAS”) No.128, “Earnings per Share”. The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. The earnings allocated to Common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

Weighted-average shares used for computation of earnings per share of Common stock are as follows. The dilutive effect mainly resulted from convertible bonds. In accordance with FAS No.128, the computation of diluted net loss per share for the six months ended September 30, 2001 uses the same weighted-average shares used for the computation of diluted loss before cumulative effect of accounting changes per share, and reflects the effect of the assumed conversion of convertible bonds in diluted net loss. No additional shares were included in the computation of diluted net loss per share and in the computation of diluted net loss before cumulative effect of accounting changes per share for the three months and six months ended September 30, 2001 because to do so would have been antidilutive.

Weighted-average shares
	Three months ended September 30
	2001	2002
	(Thousands of shares)
Net income (loss)
—Basic	918,464	918,534
—Diluted	918,464	997,504

Weighted-average shares
	Six months ended September 30
	2001	2002
	(Thousands of shares)
Income (loss) before cumulative effect of accounting changes and net income (loss)
—Basic	918,439	918,525
—Diluted	918,439	997,539

Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months and six months ended September 30, 2001 and 2002 are 3,072 thousand shares. There were no potentially dilutive securities for the subsidiary tracking stock outstanding at September 30, 2001 and 2002.

4.
Sony’s comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liability adjustment and foreign currency translation adjustments. Net income (loss), other comprehensive income (loss) and comprehensive income (loss) for the three months and six months ended September 30, 2001 and 2002 were as follows;

	Three months ended September 30			Six months ended September 30
	2001	2002	2002	2001	2002	2002
	(Millions of yen, millions of U.S. dollars)
Net income (loss)	¥(13,177)	¥44,051	$361	¥(43,255)	¥101,232	$830
Other comprehensive income (loss) :
Unrealized gains (losses) on securities	(18,596)	(13,423)	(110)	(26,662)	(7,429)	(61)
Unrealized gains (losses) on derivative instruments	284	(2,637)	(22)	1,734	(2,348)	(19)
Foreign currency translation adjustments	(42,238)	32,277	265	(44,015)	(89,248)	(732)

	(60,550)	16,217	133	(68,943)	(99,025)	(812)

Comprehensive income (loss)	¥(73,727)	¥60,268	$494	¥(112,198)	¥2,207	$18

5.
On April 1, 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB statement No.133”. As a result of the adoption of the new standard, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million in the cumulative effect of accounting changes in the consolidated statement of income.

6.
In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, retroactive to April 1, 2001. As a result of the adoption of new statement, certain cooperative advertising and product placement costs previously classified as selling, general and administrative expenses for the three months and six months ended September 30, 2001 have been reclassified as a reduction of revenues to conform to the presentation for the three months and six months ended September 30, 2002.

7.	Adoption of New Accounting Standards

Impairment or Disposal of Long-Lived Assets

On April 1, 2002, Sony adopted FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

FAS No.145, “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections”

In April 2002, the Financial Accounting Standards Board issued FAS No. 145. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to the beginning of the fiscal year. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

8.	Recent pronouncements

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the Financial Accounting Standards Board issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement establishes accounting and disclosure rules for costs associated with exit or disposal activities. This statement shall be effective for exit or disposal activities that are initiated after December 31, 2002.

Other Consolidated Financial Data

	Three months ended September 30
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Capital expenditures (additions to fixed assets)	¥93,340	¥67,022	-28.2%	$549
Depreciation and amortization expenses*	87,531	83,650	-4.4	686
(Depreciation expenses for tangible assets)	(72,534)	(67,781)	(-6.6)	(556)
R&D expenses	123,215	108,290	-12.1	888

	Six months ended September 30
	2001	2002	Change	2002
Capital expenditures (additions to fixed assets)	¥179,434	¥127,694	-28.8%	$1,047
Depreciation and amortization expenses*	167,576	166,968	-0.4	1,369
(Depreciation expenses for tangible assets)	(138,074)	(134,832)	(-2.3)	(1,105)
R&D expenses	226,365	206,185	-8.9	1,690

*	Including amortization expenses for intangible assets and for deferred insurance acquisition costs